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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 0-28734

                       Advanced Fibre Communications, Inc.
                       -----------------------------------
             (Exact name of registrant as specified in its charter)

1465 North McDowell Blvd., Petaluma, California 94954, Telephone (707) 794-7700
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  Common Stock, $0.01 par value per share, and
       Rights to Purchase Series A Junior Participating Preferred Stock,
                            $0.01 par value per share
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            (Title of each class of securities covered by this Form)

                                      None
                                      ----
   (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)     [x]         Rule 12h-3(b)(1)(ii)    [ ]
            Rule 12g-4(a)(1)(ii)    [ ]         Rule 12h-3(b)(2)(i)     [ ]
            Rule 12g-4(a)(2)(i)     [ ]         Rule 12h-3(b)(2)(ii)    [ ]
            Rule 12g-4(a)(2)(ii)    [ ]         Rule 15d-6              [ ]
            Rule 12h-3(b)(1)(i)     [x]

      Approximate number of holders of record as of the certification or notice date:

            Common Stock:  1 holder

            Rights to Purchase Series A Junior Participating Preferred
Stock:  0 holders

      Pursuant to the requirements of the Securities Exchange Act of 1934, Advanced Fibre Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

            DATE:  November 30, 2004             /s/  AMY M. PAUL
                                           -------------------------------------
                                                 Vice President, General Counsel
                                                 and Secretary